SECURITI 03011338 ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 52287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BUTLER, CHAPMAN & CO. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 PARK AVENUE, 10th FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KASIA SIERPINSKI 212-508-0201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIEGEL, SACKS, PRESS & LACHER, P.C.
(Name – *if individual, state last, first, middle name*)

630 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 6 2003 207

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDERICK J.C. BUTLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUTLER, CHAPMAN & CO. LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN
Title

Notary Public

LESLIE R. ALWADISH
NOTARY PUBLIC, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires February 10, 20 01

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER, CHAPMAN & CO. LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2002 AND 2001

Siegel, Sacks, Press & Lacher, P.C.
Certified Public Accountants

BUTLER, CHAPMAN & CO. LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2002 AND 2001

Siegel, Sacks, Press & Lacher, P.C.
Certified Public Accountants

630 Third Avenue, New York, NY 10017
212-682-6640 Fax: 212-557-8415

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Butler, Chapman & Co. LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' equity, and cash flows present fairly, in all material respects, the financial position of Butler, Chapman & Co. LLC (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siegel, Sacks, Press & Lacher, P.C.

New York, New York
February 7, 2003

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2002	December 31, 2001
Cash and cash equivalents	$ 2,431,401	$ 1,051,626
Accounts receivable	208,680	323,284
Interest receivable	807	8,520
Prepaid expenses	24,855	24,995
Other receivable	11,778	11,350
Employee advances	213	7,925
Leasehold improvements, net of accumulated amortization of $4,236 in 2002 and $184 in 2001	16,149	18,697
Office furniture and equipment, net of accumulated depreciation of $88,682 in 2002 and $71,868 in 2001	25,776	34,373
Deferred legal costs, net of accumulated amortization of $1,311 in 2002 and $60 in 2001	5,004	6,255
Goodwill, net of accumulated amortization of $328,345 in 2001	6,274,633	6,274,633
Deferred income taxes	551	13,466
Income tax refund receivable	-	20,370
Due from managing member	-	29,076
TOTAL ASSETS	$ 8,999,847	$ 7,824,570

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
LIABILITIES		
Accounts payable and accrued expenses	$ 120,513	$ 53,265
Due to related party	3,187	-
Accrued bonuses	575,000	-
Accrued taxes	35,460	325
Capital lease obligation payable	20,260	24,842
Accrued rent	14,841	-
Client deposit	-	1,134
Deferred revenue	-	11,539
Note payable	-	289,503
TOTAL LIABILITIES	769,261	380,608
MEMBERS' EQUITY		
Managing member	5,144,116	4,652,476
Non-managing member	3,086,470	2,791,486
TOTAL MEMBERS' EQUITY	8,230,586	7,443,962
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 8,999,847	$ 7,824,570

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Income:		
Advisory fees	$ 4,513,019	$ 1,415,842
Interest	86,842	172,358
Other	2,559	4,301
TOTAL INCOME	4,602,420	1,592,501
Expenses:		
Payroll	2,573,419	1,156,530
Rent	259,150	180,942
Insurance	111,856	115,661
Professional fees	79,822	158,227
Depreciation and amortization	22,117	191,836
Payroll taxes	96,875	46,294
Office	21,974	68,586
Client development	43,958	30,803
Pension contribution	46,906	-
Interest	8,338	22,998
Communication costs	9,364	15,447
Dues and subscriptions	5,913	7,335
Travel and entertainment	4,069	1,507
Advertising	3,798	650
Moving expense	635	7,708
Other	5,144	5,277
Taxes	-	4,243
TOTAL EXPENSES	3,293,338	2,014,044
INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES	1,309,082	(421,543)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	48,375	(10,521)
NET INCOME (LOSS)	$ 1,260,707	$ (411,022)

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Equity	Managing Member	Non-Managing Member
Balance - January 1, 2001	$ 8,125,590	$ 5,078,494	$ 3,047,096
Distributions to members	(270,606)	(169,129)	(101,477)
Net loss	(411,022)	(256,889)	(154,133)
Balance - December 31, 2001	7,443,962	4,652,476	2,791,486
Distributions to members	(474,083)	(296,302)	(177,781)
Net income	1,260,707	787,942	472,765
Balance - December 31, 2002	$ 8,230,586	$ 5,144,116	$ 3,086,470

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 1,260,707	$ (411,022)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	22,117	191,836
Deferred income taxes	12,915	(10,846)
Changes in operating assets and liabilities:		
Decrease in accounts receivable	114,604	85,751
Decrease (increase) in interest receivable	7,713	(8,520)
Decrease in prepaid expenses	140	27,391
Increase in other receivable	(428)	(11,350)
Decrease (increase) in employee advances	7,712	(6,182)
Decrease (increase) in income tax refund receivable	20,370	(20,370)
Decrease in due from managing member	29,076	18,899
Increase in deferred legal fees	-	(6,315)
Increase (decrease) in accounts payable and accrued expenses	86,129	(33,815)
Increase in due to related party	3,187	-
Increase (decrease) in accrued bonuses	575,000	(250,000)
Increase (decrease) in accrued taxes	35,135	(27,123)
Increase (decrease) in accrued rent	14,841	(6,191)
(Decrease) increase in client deposit	(1,134)	1,134
Decrease in deferred revenue	(11,539)	(200,922)
Net cash provided by (used in) operating activities	2,176,545	(667,645)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for leasehold improvements	(20,385)	-
Purchase of office equipment	(8,217)	-
Net cash used in investing activities	(28,602)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(474,083)	(270,606)
Principal payments on note payable	(289,503)	(273,412)
Paydowns on capital lease obligation	(4,582)	(948)
Net cash used in financing activities	(768,168)	(544,966)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,379,775	(1,212,611)
CASH AND CASH EQUIVALENTS - beginning of year	1,051,626	2,264,237
CASH AND CASH EQUIVALENTS - end of year	$ 2,431,401	$ 1,051,626

See accompanying notes to financial statements.

BUTLER, CHAPMAN & CO. LLC

STATEMENTS OF CASH FLOWS
(Continued)

YEARS ENDED DECEMBER 31, 2002 AND 2001

SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid $12,280 of interest and $325 of income taxes for the year ended December 31, 2002.

The Company paid $26,721 of interest and $20,370 of income taxes for the year ended December 31, 2001.

NON-CASH INVESTING AND FINANCING ACTIVITIES

In 2001, the Company entered into a capital lease obligation for $25,790 in order to acquire office equipment.

At December 31, 2001, the Company had $18,881 of accounts payable related to leasehold improvements.

See accompanying notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Butler, Chapman & Co. LLC ("the Company") is primarily engaged in the business of providing advice to others in connection with various transactions including financial restructurings, mergers, acquisitions, private placements of securities and other similar activities.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity date of three months or less to be cash equivalents.

Depreciation

Depreciation of office furniture and equipment is provided on the double-declining balance method, over seven and five year periods, respectively.

Amortization

Leasehold improvements and deferred legal costs are amortized on the straight-line basis over the lives of the respective leases.

Goodwill

Goodwill was being amortized on a straight-line basis over 40 years. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 issued in June 2001, amortization of this goodwill ceased as of December 31, 2001, at which time the Company began evaluating goodwill on an annual basis for potential impairment.

Revenue Recognition

Fees generated in relation to a specific transaction or project are recognized when the transaction or project is substantially complete and billable. Fees for general consulting services are recorded ratably over the life of the consulting agreement.

Income taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107 approximate the carrying amounts presented in the statement of financial condition.

2. INCOME TAXES

The Company is organized as a limited liability company and taxed as a partnership and therefore pays no federal or state income taxes and passes through all taxable income to the members of the Company.

The Company is however subject to New York City Unincorporated Business Tax.

The net deferred tax asset consisted of the following components as of December 31, 2002 and 2001:

	2002	2001
Deferred tax assets relating to:		
Organization costs	$ 632	$ 948
Leasehold improvements	148	6
Net operating loss carryfoward	-	14,470
Accrued expenses	-	158
Deferred tax liability relating to:		
Office furniture and equipment	(229)	-
Goodwill	-	(2,116)
Net deferred tax asset	$ 551	$ 13,466

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

The provision for income taxes for the years ended December 31, 2002 and 2001 consisted of the following:

	2002	2001
Current income taxes	$ 35,460	$ 325
Deferred taxes	12,915	(10,846)
Provision for (benefit from) income taxes	$ 48,375	$ (10,521)

3. DUE FROM MANAGING MEMBER

The following is a summary of transactions between the Company and its managing member for the years ended December 31, 2002 and 2001.

Due from managing member, January 1, 2001	$ 47,975
Reimbursement of corporate taxes paid in 2000	(4,408)
Reimbursements for payroll from managing member in excess of actual managing member payroll disbursed by the Company	(14,491)
Due from managing member, December 31, 2001	29,076
Managing member payroll paid by the Company in excess of reimbursements from managing member	3,120
Payment received from managing member	(32,196)
Due from managing member, December 31, 2002	$ -

4. GOODWILL

As part of the January 5, 2000 "Amended and Restated Purchase, Sale and Contribution Agreement" which resulted in the formation of the Company, the managing member transferred certain assets and liabilities into the Company. The fair value of the net assets was $29,844. The managing member received a 75% interest in the Company as a result of this transfer. At the same time as the asset transfer, the non-managing member of the Company contributed $2,000,000 of cash for a 25% interest in the Company. Under the goodwill method of accounting for limited liability company member contributions, the Company recorded $5,970,156 of goodwill. The Company calculated the goodwill as $6,000,000 less the fair value of the net assets contributed by the managing member. The $6,000,000 represents the contribution that would be required to acquire 75% of the Company, assuming that the non-managing member's $2,000,000 contribution represented a 25% interest.

In addition to the above transaction, the Company also issued a 5.76%, $832,822 note payable to the managing member in exchange for $200,000 cash and the remaining goodwill of the managing member. The remaining goodwill of $632,822 represents the amount of the note payable that is in excess of the cash that was to be received.

The total goodwill of $6,602,978, which was recorded as a result of these transactions, was being amortized, through December 31, 2001, on a straight-line basis over 40 years (in accordance with SFAS No. 142, see Note 1). The Company had recorded total amortization of $328,345, resulting in a net book value of $6,274,633 as of January 1, 2002. The Company does not consider this goodwill to be impaired as of December 31, 2002.

The Company adopted the provisions of SFAS No. 142 as of January 1, 2002. Financial condition and results of operations in accordance with Statement 142 are reflected in the accompanying 2002 financial statements. Had SFAS No. 142

4. GOODWILL (CONTINUED)

been in effect as of January 1, 2001, then the Company would not have recognized $165,075 of amortization expense in the year ended December 31, 2001. As a result, net loss for the year ended December 31, 2001 would have been $(245,947), instead of $(411,022), as originally reported.

5. DUE TO RELATED PARTY

During 2002, the shareholders of the managing member paid $3,187 of expenses on behalf of the Company. As of December 31, 2002, the Company had not yet reimbursed the shareholders for these expenses.

6. CAPITAL LEASE OBLIGATION PAYABLE

The Company leases its telephone equipment under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the asset through the lease, and accordingly, it is recorded in the Company's assets and liabilities.

The leased asset has been recorded at $25,790 and included in office furniture and equipment in the accompanying statement of financial condition. Accumulated depreciation related to the leased equipment at December 31, 2002 and 2001 was $11,090 and $1,290, respectively.

The following is a schedule by years of future minimum payments required under the lease together with their present value as of December 31, 2002:

Year Ending December 31,	
2003	$ 6,155
2004	6,155
2005	6,155
2006	5,127
Total minimum lease payments	23,592
Less amount representing interest	(3,332)
Present value of minimum lease payments	$20,260

7. NOTE PAYABLE

As part of the January 5, 2000 "Amended and Restated Purchase, Sale and Contribution Agreement" which resulted in the formation of the Company, the Company issued an $832,822 note payable to its managing member. The note bore interest at 5.76% and was payable in quarterly installments of $75,000 including interest. The last quarterly payment was made on October 6, 2002.

8. NET CAPITAL

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. The Rule further requires that the ratio of aggregate indebtedness, as defined under such

8. NET CAPITAL (CONTINUED)

provisions, to net capital shall not exceed 15 to 1. At December 31, 2002 and December 31, 2001, the Company had net capital of $1,613,512 and $649,985, respectively which exceeded the minimum net capital requirement by $1,562,228 and $624,611, respectively and the Company's ratio of aggregate indebtedness to net capital was .48 to 1 and .59 to 1, respectively.

9. LEASING ARRANGEMENTS

The Company conducted its operations from facilities that were leased under a non-cancelable operating lease that expired in December 2001. On December 14, 2001, the Company entered into a new non-cancelable operating sub-lease with its non-managing member, expiring in December 2006. Future minimum rental payments required under the lease are as follows:

Year Ended December 31,	
2003	$ 228,976
2004	228,976
2005	240,673
2006	246,521
Total	$ 945,146

Under the new lease, the Company agreed to pay a fixed amount each year for use of certain common areas, such as conference rooms, the reception area, pantries, etc. The Company will pay $30,000 per annum through April 30, 2005 and $32,000 per annum from May 1, 2005 through the end of the lease. These fixed amounts have been included with base rent in the schedule of minimum lease payments above. In addition, the Company may be liable for their share of contingent payments that may be due by the non-managing member under the master lease.

In 2002, actual base rental charges related to the lease year were $228,976. Straight-line rental expense for the year was $202,203. In 2001, actual base rental payments related to the lease year under the old lease were $130,015. Payments made under the new lease were $19,081 and were for the month of January 2002 per the lease agreement. Straight-line rental expense, under both leases, was $133,596. During 2001, the Company paid $5,100 of water condenser charges called for in the old lease and $18,404 of contingent rental payments for items such as real estate taxes, electric and operating expenses.

10. RETIREMENT PLAN

Effective May 1, 2002, the Company adopted a defined contribution (401(k)) retirement plan. Employees meeting certain eligibility requirements can participate in the plan to the extent allowed under Internal Revenue Service rules. The Company's contribution to the plan is 100% of the first 3% of each employee's deferral, and 50% of the deferral that amounts to 3% to 5% of the employee's salary. There is no Company contribution for any deferral over 5% of the employee's salary. Retirement plan expense in 2002 was $46,906.

11. CONCENTRATION OF CREDIT RISK

As of December 31, 2002, the Company maintains its cash balance in an uninsured money market account.

12. RELATED PARTY TRANSACTIONS

The Company pays the payroll for its managing member and is reimbursed monthly (See Note 3).

The Company leases its office space through a sublease with its non-managing member (See Note 8).

The non-managing member is also a client of the Company. Advisory fees earned from the non-managing member were $3,871,500 in 2002 and $483,333 in 2001. During 2001, the Company billed the non-managing member for reimbursable expenses. At December 31, 2001, the non-managing member had a $1,134 credit towards future reimbursable expenses. This amount was recorded as a client deposit in the accompanying statement of financial condition as of December 31, 2001 and was applied versus reimbursable expenses in 2002.

SUPPLEMENTARY INFORMATION

BUTLER, CHAPMAN & CO. LLC

SUPPLEMENTARY SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2002	December 31, 2001
Net capital:		
Total equity	$ 8,230,586	$ 7,443,962
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	208,680	323,284
Interest receivable	807	8,520
Prepaid expenses	24,855	24,995
Other receivable	11,778	11,350
Employee advances	213	7,925
Leasehold improvements	16,149	18,697
Office equipment and furniture	25,776	34,373
Deferred legal costs	5,004	6,255
Goodwill	6,274,633	6,274,633
Deferred income taxes	551	13,466
Income tax refund receivable	-	20,370
Due from managing member	-	29,076
	6,568,446	6,772,944
Net capital before haircuts on securities	1,662,140	671,018
Haircuts on securities		
Money market funds (cash equivalent)	48,628	21,033
NET CAPITAL	$ 1,613,512	$ 649,985
Aggregate indebtedness	$ 769,261	$ 380,608
Minimum dollar capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 51,284	$ 25,374
Excess net capital	$ 1,562,228	$ 624,611
Ratio of aggregate indebtedness to net capital	.48 to 1	.59 to 1
Computation of net capital as originally reported	$ 1,547,439	$ 277,142
Decrease (increase) in other assets	12,915	(7,348)
Decrease in fixed assets	1	3
Increase in receivables	-	(17,573)
Increase in members' equity	53,157	397,773
Increase in haircut	-	(12)
Computation of net capital per above	$ 1,613,512	$ 649,985

BUTLER, CHAPMAN & CO. LLC

SUPPLEMENTARY SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

Exempt under Rule 15c3-3(k)(2)(i)

BUTLER, CHAPMAN & CO. LLC

SUPPLEMENTARY SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

Exempt under Rule 15c3-3(k)(2)(ii)

Siegel, Sacks, Press & Lacher, P.C.
Certified Public Accountants

630 Third Avenue, New York, NY 10017
212-682-6640 Fax: 212-557-8415

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON THE INTERNAL CONTROL STRUCTURE PURSUANT TO SEC RULE 17a-5

To the Members of
Butler, Chapman & Co. LLC

In planning and performing our audit of the financial statements of Butler, Chapman & Co. LLC ("the Company") for the years ended December 31, 2002 and 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC" or "the Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Siegel, Sacks, Press & Lacher, P.C.

New York, New York
February 7, 2003